Exhibit 99.1

AMENDMENT NO. 1 TO FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
GOLAR LNG PARTNERS LP

This Amendment No. 1 (this “Amendment”) to the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), is entered into effective as of December 13, 2012. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of April 13, 2011 (the “Partnership Agreement”); and

WHEREAS, in accordance with Sections 13.2 and 13.3 of the Partnership Agreement, the Board of Directors and a Unit Majority have approved an amendment to Section 13.9 of the Partnership Agreement.

NOW THEREFORE, in consideration of the covenants, conditions and agreements contained herein, the Partnership Agreement is hereby amended as follows:

A.          Amendment.  Section 13.9 of the Partnership Agreement is hereby amended and restated as follows:

Section 13.9  Quorum and Voting.  The holders of 33 1/3% of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage.  At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required.  The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner).  In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

B.          Agreement in Effect.  Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C.          Applicable Law.  This Amendment shall be construed in accordance with and governed by the laws of The Republic of the Marshall Islands, without regard to principles of conflicts of laws.

D.          Invalidity of Provisions.  If any provision of this Amendment is or becomes for any reason invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GOLAR LNG PARTNERS LP

By:	/s/ Graham Robjohns
Name:	Graham Robjohns
Title:	Attorney-in-fact